Exhibit 99.1

(English Translation)
June 26, 2015

TO OUR SHAREHOLDERS:
Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi, Chiyoda-ku, Tokyo, Japan

NOTICE OF RESOLUTIONS
AT THE 23rd ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify that at the 23rd ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

Sincerely yours,

Subjects to be reported:
1.
Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of Company Auditors for the 23rd term (from April 1, 2014 to March 31, 2015)

2.	Non-consolidated financial statements for the 23rd term (from April 1, 2014 to March 31, 2015)
In this respect, the contents of the above two documents were reported.

Subjects to be resolved:
Item 1: Appropriation of Retained Earnings
This item was resolved as originally proposed. The dividends were determined as follows:
1.	Type of dividend property
Cash
2.	Matters concerning allocation and total amount of dividend property
The Company proposes to pay JPY11 per share of common stock. In this case, the total amount of dividends is JPY505,365,201.
3.	Effective date of dividend payment
The Company proposes June 29, 2015 as the effective date of the dividend payment.

Item 2: Election of Nine (9) Directors
This item was resolved as originally proposed.
The re-election of the following five (5) Directors was resolved, Koichi Suzuki, Eijiro Katsu, Hideshi Hojo, Junnosuke Furukawa and Toshinori Iwasawa.
The election of the following four (4) new Directors was resolved, Tadashi Kawashima, Junichi Shimagami, Tadashi Okamura and Hiroki Watanabe.

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